May 8, 2003

                      Highlights of Consolidated Financial
                               Results for FY2003
                         (April 2002 through March 2003)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                               (Billions of yen unless otherwise specified)
---------------------------------------------------------------------------------------------------------------------------
                                       FY2002                       FY2003                         FY2004 Forecast
                                 (Apr. 2001 through      (Apr. 2002 through Mar. 2003)      (Apr. 2003 through Mar. 2004)
                                     Mar. 2002)                           -----------
                                                                          % of change
                                                                          from FY2002
                                ----------------------   ------------------------------   ------------------------------------
                                    Japanese GAAP                    Japanese GAAP           U.S. GAAP        Japanese GAAP
------------------------------------------------------   ------------------------------   ---------------   ------------------
Vehicle sales                              5,784                   6,246           8.0%         6,260            6,400
(Thousand units)
---------------------------------------------------------------------------------------------------------------------------
Net sales                               15,106.2                16,054.2           6.3%
---------------------------------------------------------------------------------------------------------------------------
Operating income                         1,123.4                 1,363.6          21.4%
[Income ratio]                            [7.4%]                  [8.5%]
---------------------------------------------------------------------------------------------------------------------------
Ordinary income                          1,113.5                 1,414.0          27.0%
[Income ratio]                            [7.4%]                  [8.8%]
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes               1,113.5                 1,649.3          48.1%
and minority interest in                  [7.4%]                 [10.3%]
consolidated subsidiaries
[Income ratio]
---------------------------------------------------------------------------------------------------------------------------
Net income                                 615.8                   944.6          53.4%
[Income ratio]                            [4.1%]                  [5.9%]
---------------------------------------------------------------------------------------------------------------------------
Factors contributing to                                     Operating income increased by
increases and decreases in                                  240.2 billion yen
operating income
                                                            (Increase)
                                                            Cost reduction        300.0
                                                            efforts
                                                            Marketing efforts      90.0
                                                            Effects of changes     60.0
                                                            in exchange rates

                                                            (Decrease)
                                                            Increases in R&D     -209.8
                                                            expenses and labor
                                                            costs, etc.
---------------------------------------------------------------------------------------------------------------------------
Capital investment                         940.3                      993.5                     870.0            910.0
(excluding leased vehicles)
---------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                      699.2                      738.1                     730.0            770.0
---------------------------------------------------------------------------------------------------------------------------
R&D expenses                               592.5                      671.6                     690.0            690.0
---------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                        Increases in sales and
                                                                  ordinary income
                                                             Net sales, operating income,
                                                          ordinary income, income before
                                                             income taxes and minority
                                                             interest in consolidated
                                                          subsidiaries and net income all
                                                              reached historic highs.
---------------------------------------------------------------------------------------------------------------------------
Number of employees                      246,702                       264,096
---------------------------------------------------------------------------------------------------------------------------

Note 1: Effective FY2004, Toyota has decided to only prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States.
     2: The FY2002 accounting period for TMC's consolidated subsidiaries in Europe and other regions, with certain exceptions, covered 15 months due to changes in their fiscal year-end dates. The 12-month figures for FY2002 obtained by multiplying the 15-month figures by 12/15 show that "Vehicle sales", "Capital investment" and "Depreciation expenses" are 5,542 thousand units, 908.8 billion yen and 680.7 billion yen, respectively.

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.